PHOSPHAGENICS

18 October 2006

File Reference no. 82-34939

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
WASHINGTON
U.S.A.


06017764


PROCESSING
SECTION
RECEIVED
OCT 2006
SEC MAIL
WASH. D.C.

SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy of all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investments Commission ("ASIC") since and including 1 September to 30 September 2006.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the December 2006 quarter.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission USA 18 10 06

PROCESSED
OCT 3 1 2006
THOMSON
FINANCIAL

10/30

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com


ASX
AUSTRALIAN STOCK EXCHANGE

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH) Released between 18/07/2006 and 18/10/2006

See below for:

- Previous codes used by this company

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
25/09/2006	!	Anti-cancer Agent Trial Reduces Breast Tumour Growth	5	PDF	-
13/09/2006		Appendix 3B	9	PDF	-
07/09/2006		Change in substantial holding	5	PDF	-

Useful Information

- How and when are company announcements published on www.asx.com.au?
- * Edited text summaries are available from 1 January 1998 to 30 June 2003

Previous codes used by this company

- VIT changed to POH
- GDC changed to VIT

Viewing Company Announcements:


PHOSPHAGENICS

7 September 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited - Substantial Shareholding Notice

Dr S M West, Form 604, Notice of change of interest of substantial holder

The Company has today received from Dr S M West the attached notice of change of substantial shareholdings of shares in Phosphagenics Limited.

By agreement with Dr West who has been travelling overseas since 26 August 2006 and is currently in Poland, the Company now lodges the Notice on his behalf.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	PHOSPHAGENICS LIMITED
ACN/ARSN	056 482 403

1. Details of substantial holder (1)

Name	SIMON WEST
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	28/08/06
The previous notice was given to the company on	14//11/05
The previous notice was dated	14//11/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (8)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				



5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER ANNEXURE "A"	

Signature

print name SIMON WEST capacity SELF

sign here date 7/09/06



DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice

This is the Annexure marked "A" of two pages referred to in the Form 604 (Notice of Change of Substantial Shareholding) and dated the date of signing



SIMON M WEST

7 Sep 2006

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 01/09/06	Form 604 16/11/05
1.0	**Entitlement holder:**		
1.1	**Simon M West** **3 Verdon Street** **Williamstown Vic 3016**	52,989,143	61,367,143
	Total entitlement	52,989,143	61,367,143
2.0	**Held in the following names:**		
2.1	**Self**	nil	nil
2.2	**Jogra Nominees Limited** **Suite 4, 40 St Kilda Road** **St Kilda Vic 3004**	52,989,143	61,171,143
2.3	**Simon & Bohdanna West** **<West Super Fund A/c>** **C/o Alex Ruben & Co** **4/40 St Kilda Road** **St Kilda Vic 3182**	378,000	196,000
2.4	**Total entitlement of Simon M West**	53,367,143	61,367,143
3.0	**Issued voting shares of Phosphagenics Limited**	546,769,956	546,578,476
4.0	**Percentage entitlement**	9.76%	11.22%
5.0	**Movement in entitlements:**		
5.1	**Self** **Balance held :**	nil	

5.2 Jogra Nominees Pty Ltd

Balance, Form 604, 16/11/05	61,171,143
Disposals 16/11/05 to 16/03/06 on-market	(2,000,000)
Since 16/03/06:	
27/03/06 – off-market at nil consideration	(2,000,000)
28/06/06 – transfer to West Super Fund A/c	(182,000)
28/08/06 – on-market @ 37 cents a share	(4,000,000)
Balance, Form 604, 28/08/06	52,989,143

5.3 Simon & Bohdanna West
<West Super Fund A/c>
C/o Alex Ruben & Co
4/40 St Kilda Road
St Kilda Vic 3182

Opening Balance, Form 604, 16/11/05	196,000
28/06/06 - Transfer from Jogra Nominees Pty Ltd	182,000
Closing Balance, Form 604, 28/08/06	378,000

6.0 **Comments:**

Dr West is entitled to the above securities for the following reason:

6.1 Dr West is a director and the holder of an entitlement to in excess of 20 per cent of the issued capital of Jogra Nominees Pty Ltd.

Jogra Nominees Pty Ltd acts as the Trustee for the S M West Family Trust which is a discretionary trust and which has the beneficial entitlement to the 52,989,143 ordinary fully paid Phosphagenics Limited shares registered in the name of Jogra Nominees Pty Ltd.

Jogra Nominees Pty Ltd in its capacity as trustee for the S M West Family Trust manages and advises on the Trust's investments.

As such, Dr West as a Director of the trustee Company has the ability to vote the above shares and may have entitlement under the terms of the discretionary trust.

6.2 Dr West is a beneficiary under the West Super Fund and as such may have an entitlement to the 378,000 ordinary fully paid Phosphagenics Limited shares registered in the name of Simon & Bohdanna West <West Super Fund A/c>

p\asx\603 sw 09 06 annexure




PHOSPHAGENICS

12 September 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited - Exercise of Options - 9 June 2009

Following the receipt of an application to exercise options, the Board of Directors has allotted, in aggregate, and with effect from 12 September 2006, 1,008 new ordinary fully paid shares upon the exercise of 1,008 June 2009 options.

This allotment has increased the issued share capital to 546,770,964 shares (POH) and decreased the June 2009 options (POHOB) to 59,634,224 options.

In addition, the Company has granted a further 200,000 options pursuant to the terms of the company's Employee Share Option Plan on the following terms:

Issue Price	nil	
Exercise Price	A$0.3562	
Expiry Date	28 August 2011	
Vesting Dates	Grant	50,000
	01.01.07	50,000
	01.07.07	50,000
	01.01.08	50,000

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	(POH)	546,770,964
June 2009 (20 cents)	(POHOB)	59,634,224
TOTAL QUOTED SECURITIES		606,405,188
UNQUOTED		
ESOP Options	**(MISC)**	3,800,000
Other Options	**(POHAK)**	500,000
TOTAL UNQUOTED SECURITIES		4,300,000

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited



per Mourice Garbutt
Company Secretary
p\asx\exercise of options 12 09 06

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED (FORMERLY VITAL CAPITAL LIMITED)

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(1) ORDINARY SHARES and (2) ESOP OPTIONS
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(1) 1,008 ORDINARY SHARES (2) 200,000 ESOP OPTIONS
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(1) EXERCISE OF JUNE 2009 OPTIONS AT 20 CENTS EACH INTO ORDINARY FULLY PAID SHARES; AND

+ See chapter 19 for defined terms.

(2) GRANT UNDER THE COMPANY'S ESOP			
	ISSUE PRICE	NIL	
	EXERCISE PRICE	A$0.3562	
	VESTING DATE	GRANT	50,000
		01.01.07	50,000
		01.07.07	50,000
		01.01.08	50,000

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

YES

5 Issue price or consideration

(1) EXERCISE PRICE OF 20 CENTS A SHARES AND

(2) REFER PART 1 – 3(2)

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

(1) PURSUANT TO THE EXERCISE OF JUNE 2009 OPTIONS

(2) GRANT UNDER ESOP

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

(1) 12 SEPTEMBER 2006

(2) MISC

8 Number and +class of all +securities quoted on ASX. (*including* the securities in clause 2 if applicable)

Number	+Class
546,770,964	ORDINARY SHARES (POH)
59,634,242	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,800,000	ESOP OPTIONS
500,000	OTHER OPTIONS(POHAK)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

ALL NEW SHARES TO RANK EQUALLY

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example:. restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 12 SEPTEMBER 2006
(Company Secretary)

Print name: MOURICE GARBUTT

p\asx\3b exercise of options 12 09 06

+ See chapter 19 for defined terms.


PHOSPHAGENICS

25 September 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir,

Re: Phosphagenics' anti-cancer agent reduces breast tumour growth in pre-clinical trial

Attached for release to the market is an announcement reporting the results of Phosphagenics' patented anti-cancer agent, GTP-0805, given orally in combination with tamoxifen.

This trial follows on from the announcement reported to the Exchange on the 24th January 2006 advising on the commencement of this trial.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/pre-clinical GTP 25 09 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Phosphagenics' anti-cancer agent reduces breast tumour growth in pre-clinical trial

Key points:

- *Phosphagenics' patented anti-cancer agent, GTP-0805, when combined with leading breast cancer treatment tamoxifen, and delivered orally, resulted in a 78 per cent reduction in breast tumour growth compared to a 21 per cent reduction when tamoxifen alone was administered.*
- *GTP-0805, combined with tamoxifen, resulted in earlier anti-tumour activity of tamoxifen.*

Phosphagenics Limited ("Phosphagenics") (ASX: POH) today announced the results of its pre-clinical trial with its patented anti-cancer agent GTP-0805.The results demonstrated that GTP-0805 given orally in combination with tamoxifen, inhibited the rate of tumour growth by more than three times the rate observed when compared to tamoxifen alone.

Conducted at Monash University, Melbourne, Australia, the trial was designed to examine the potential anti-tumour properties of various doses of oral GTP-0805, either given alone, or in combination with tamoxifen, in a recognised pre-clinical model for breast cancer.

The study showed that GTP-0805, delivered orally in combination with tamoxifen, resulted in a 78 per cent reduction in breast tumour growth compared to a 21 per cent reduction seen when tamoxifen alone was administered. In addition, GTP-0805 appeared to promote the earlier anti-tumour activity of tamoxifen.

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics, said the pre-clinical trial results suggest that GTP-0805 can improve the effectiveness of tamoxifen, a well established anti-cancer agent.

"The primary objectives of this trial were to determine whether there were any dose-dependent reduction in tumour growth, and whether GTP-0805 protected against the onset of tumour growth. This pre-clinical study clearly achieved both these objectives," Dr Ogru said.

"Breast cancer is one of the most common cancers in women and is a leading cause of cancer-related death amongst those aged between 35 and 54 years of age. To be developing a product that has the potential to enhance the activity of tamoxifen, one of the world's leading breast cancer treatments, is certainly an exciting development," she added.

Phosphagenics Managing Director, Harry Rosen said: "This result provides another significant opportunity for Phosphagenics to expand its pipeline and is another key milestone in Phosphagenics' strategy to discover new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

"The potential market for GTP-0805, both as an adjunct cancer therapy to tamoxifen and possibly to other cancer medications, could be significant. Phosphagenics will now investigate the combination of GTP-0805 with other cancer drugs and in other forms of cancer," he said.

ENDS....

Melbourne, VIC, Australia, 25 September 2006

APPENDIX AND NOTES TO EDITORS

About GTP - 0805

GTP-0805 is a patented product that has been developed using Phosphagenics' phosphorylation technology platform, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms. GTP-0805 may stimulate programmed cell death ("apoptosis), leading to the destruction of diseased cells and is thought to act as a signaling molecule and a modulator of various molecular pathways. Its mechanism of action is being further investigated by researchers at the University of California Medical Centre in Davis, California.

About Tamoxifen

Tamoxifen is a hormonal therapy that blocks the effect of oestrogen. It is used in the treatment of breast cancer and may also be used to prevent breast cancer in women who are at very high risk of developing the disease.

About the GTP- 0805 Animal Trial

Objectives

Conducted at Monash University, Melbourne, Australia, the primary objectives of this study was to establish if there was any dose-dependent tumor reduction properties associated with GTP-0805 treatment alone or in combination with tamoxifen. The protective effects of GTP-0805 were also examined in a pre-treatment study.

Study Outline and Key Results

Utilising female athymic nude mice, the study was conducted in three cohorts. In all three cohorts, animals were injected with 2 million MCF-7 human breast cancer cells and each cohort contained a control group that received no treatment.

Cohort one

The first cohort examined the effects of GTP-0805 pre-treatment on tumour growth during an 8 week period comparing no treatment versus GTP-0805 alone. Four doses of GTP-0805 were tested (n=5-10 animals per treatment group). Athymic nude mice were treated for 4 weeks with GTP-0805, and then injected with 2 million human breast cancer cells into their breast pad. The mice were maintained on the particular GTP-0805 dose for a further 8 weeks while tumour size was monitored 3 times a week by digital calliper readings.

Pre-treatment of GTP-0805 orally for 4 weeks resulted in up to a 24% average reduction in tumour size compared to the no treatment control group.

Cohort two

The second cohort examined the effects of four doses of GTP-0805 on tumour growth during an 8 week period, compared to 3 doses of tamoxifen and no treatment (n=8-10 animals per treatment group). In this study, there was no pre-treatment with GTP-0805 prior to injecting the mice with 2 million human breast cancer cells. The daily treatments only began once the cancer cells were injected into the mice.

Oral administration of GTP-0805 alone for 8 weeks resulted in up to a 13% average reduction in tumour size. Tamoxifen treatment however saw up to an average 53% reduction in tumour size following 8 weeks of treatment.

Cohort three

The third cohort examined the effects of GTP-0805 for 4 weeks in combination with the optimum tamoxifen dose (established during cohort 2), as well as for tamoxifen alone and against a no treatment control group. Three doses of GTP-0805 were tested (n=8-10 per treatment group).

Comparing the results to the no treatment control group, oral administration of GTP-0805 in combination with tamoxifen resulted in a 78% reduction in the average tumour size. Comparatively, tamoxifen alone only showed an average reduction in tumour size of 21% (refer Figure1 below).

Figure 1


Cohort three: Percentage decrease in average tumour size compared to control after 4 weeks treatment
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Tamoxifen
GTP(Low) + Tamoxifen
GTP(Mid) + Tamoxifen
GTP(High)+ Tamoxifen

Discussion of results

Given these early results, this pre-clinical study has shown that GTP-0805 is orally bioavailable in a breast cancer animal model. GTP-0805 when given in combination with tamoxifen improved the effectiveness of tamoxifen in inhibiting tumour growth. Additionally GTP-0805 also improved the rate of onset of tamoxifen activity.

Treatment of athymic nude mice following the inoculation of human breast cancer cells with GTP-0805 showed a trend towards smaller tumour sizes (up to 13% reduction) compared to control after 8 weeks treatment. When the mice were pre-treated for 4 weeks with GTP-0805 and maintained on GTP-0805 for 8 weeks following cancer cell inoculation the average reduction in tumor size was higher (up to 24% reduction in size). Histological analysis of tumors also showed a trend towards less complex or severe tumors in mice treated with GTP-0805 compared to untreated (control) mice.

Whilst the results for GTP-0805 as a monotherapy are encouraging, the key finding was the substantial reduction in tumor size when GTP-0805 treatment was combined with tamoxifen. The results indicate a greater average reduction in tumor size with GTP-0805

treatment in half the time, when compared to treatment with tamoxifen alone. For example the mid-dose of GTP-0805 combined with tamoxifen resulted in 78% average reduction in tumour mass after four weeks of treatment (cohort three) whereas tamoxifen alone after eight weeks treatment resulted in 53% average reduction (cohort two) and only 21% average reduction after four weeks treatment (cohort three). This indicates that the combination may not only have enhanced effects on reducing the tumour size in these animals but also improving the rate of onset (activity) of tamoxifen.

In summary, this pre-clinical study has shown that:

- GTP-0805 in combination with tamoxifen improved the effectiveness of tamoxifen in inhibiting tumour growth.
- GTP-0805 in combination with tamoxifen improved the rate of onset of tamoxifen activity

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Contact details:
Dr Esra Ogru
Phosphagenics Ltd
Executive Director Research & Development
+61 3 9605 5900 or +61 (0)402 080 846

Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757